Klarna to power Apple Upgrade, a new hardware leasing program offered by Apple New York, July 28, 2026 - Klarna, the global digital bank and flexible payments provider, today announced it would be the leasing provider behind the Apple Upgrade program, a new hardware leasing option available from Apple in the United States. Lease Apple hardware for low monthly payments Provided by Klarna, Apple Upgrade offers customers a new way to pay for eligible iPhone, Mac, iPad and Apple Watch. Customers can select from 12- and 24-month leasing options for iPhone and Apple Watch, and 24- and 36-month leasing options for Mac and iPad. In addition, when customers first enroll in Apple Upgrade, they can trade in an existing device to further lower their monthly payments during their initial lease term. The freedom to upgrade, return, or buy When the lease ends, customers choose what suits them: upgrade to the latest model*, purchase their device, or return it. A seamless checkout, and easy to manage payments Apple and Klarna have built an easy and seamless checkout experience which shows customers exactly what customers are agreeing to before they enter into a lease. Upon choosing their preferred device and leasing term customers can apply at Apple Retail, both online, in-store, and Apple Store app. Customers can apply within minutes, and if approved by Klarna, can complete their transaction at Apple Retail and Apple Store as usual. In-store customers can enjoy their new device right away, while online customers can choose delivery or in-store pickup. Customers can see their upcoming payments in the Klarna app and stay on top of their lease from start to finish. The Klarna leasing option is available now on the Apple Store online, in the Apple Store app, and at Apple Store locations in the United States. *Upgrades require entering into a new lease and returning your prior device, and are subject to eligibility and credit approval.